As filed with the Securities and Exchange Commission on March 21, 2013
  1933 Act File No. 333-183623
1940 Act File No. 811-22530

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-2
☑	REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
☐	PRE-EFFECTIVE AMENDMENT NO.
☑	POST-EFFECTIVE AMENDMENT NO. 2
and/or
☑	REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
☑	AMENDMENT NO. 10

Salient MLP & Energy Infrastructure Fund
 (Exact Name of Registrant as Specified in Charter)

4265 San Felipe, Suite 800
Houston, Texas 77027
(Address of Principal Executive Offices)

Registrant's Telephone Number, including Area Code: (713) 993-4675

John A. Blaisdell
Salient MLP & Energy Infrastructure Fund
4265 San Felipe, Suite 800
Houston, Texas 77027
(Name and Address of Agent for Service)

Copies of Communications to:

George J. Zornada
K&L Gates LLP
One Lincoln Street
Boston, Massachusetts 02111

Approximate Date of Proposed Public Offering: From time to time after the effective date of this Registration Statement.

If any of the securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box.   ☑

EXPLANATORY NOTE

This Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File No. 333-183623) of Salient MLP & Energy Infrastructure Fund (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 2 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 2 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 2 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C — Other Information

Item 25.  Financial Statements and Exhibits

(1)	Financial Statements

	Part A	Financial Highlights.

Part B
Financial Statements are incorporated in Part B by reference to the Fund’s November 30, 2012 annual shareholder report (audited) on Form N-CSR as filed with the Securities and Exchange Commission (“SEC”) on February 8, 2013.

(2)	Exhibits

	(a)(1)	Certificate of Trust dated February 24, 2011 (1).

	(a)(2)	Agreement and Declaration of Trust dated February 24, 2011 (1).

	(b)	Bylaws (2).

	(c)	Not Applicable.

	(d)	See Exhibits (a)(1), (a)(2) and (b).

	(e)	Distribution Reinvestment Plan (2).

	(f)	Not Applicable.

	(g)	Investment Management Agreement between Registrant and Salient Capital Advisors, LLC (2).

	(h)	Underwriting Agreement relating to Common Shares filed herewith.

	(i)	Not Applicable.

	(j)(1)	Custody Agreement between Registrant and U.S. Bank N.A (3).

	(k)(1)	Transfer Agent Servicing Agreement between Registrant and U.S. Bancorp Fund Services, LLC (3).

	(k)(2)	Fund Administration Servicing Agreement between Registrant and U.S. Bancorp Fund Services, LLC (3).

	(k)(3)	Fund Accounting Servicing Agreement between Registrant and U.S. Bancorp Fund Services, LLC (3).

	(k)(4)	Advisory Fee Waiver Agreement (2).

	(l)	Opinion and Consent of K&L Gates LLP filed herewith.

	(m)	Not Applicable.

	(n)	Consent of Independent Registered Public Accounting Firm (4).

	(o)	Not Applicable.

	(p)	Subscription Agreement between Salient Partners, L.P. and Registrant (2).

	(q)	Not Applicable.

	(r)(1)	Code of Ethics of Registrant (2).

	(r)(2)	Code of Conduct of Salient Capital Advisors, LLC (2).

(s)	Power of Attorney (5).
_______________________
(1)	Incorporated by reference to exhibits filed with Registrant’s initial registration statement on Form N-2, as submitted to the SEC via EDGAR on March 7, 2011.
(2)	Incorporated by reference to exhibits filed with the second pre-effective amendment to the Registrant’s registration statement on Form N-2, as submitted to the SEC via EDGAR on May 4, 2011.
(3)	Incorporated by reference to exhibits filed with the third pre-effective amendment to the Registrant’s registration statement on Form N-2, as submitted to the SEC via EDGAR on May 19, 2011.
(4)
Incorporated by reference to exhibits filed with the first pre-effective amendment to the Registrant’s initial shelf registration statement on Form N-2, as submitted to the SEC via EDGAR on November 16, 2012.

(5)	Incorporated by reference to exhibits filed with the Registrant’s initial shelf registration statement on Form N-2, as submitted to the SEC via EDGAR on August 30, 2012.

Item 26.  Marketing Arrangements

Reference is made to the relevant sections of the Underwriting Agreement filed as Exhibit (h) hereto.

Item 27.  Other Expenses and Distribution

The following table sets forth all expenses, other than underwriting discounts and commissions, to be incurred in connection with the offering described in this Registration Statement. All the amounts shown are estimates except for the SEC registration fee, the Financial Industry Regulatory Authority, Inc. (“FINRA”) fee, and the New York Stock Exchange (“NYSE”) listing fee.

SEC registration fee	$8,595
Printing and engraving expenses	$5,000
FINRA fee	$11,750
NYSE listing fees	$3,150
Accounting Fees and Expenses	$8,000
Legal fees and expenses	$29,000
Miscellaneous fees and expenses	$0
Total	$65,495
_______________________

Item 28.  Persons Controlled by or Under Common Control

Without conceding such relationship, the following persons may be considered to be under common control with Registrant at the time of this filing:

Salient MLP & Energy Infrastructure Fund, Inc.
(A Delaware corporation and a wholly-owned subsidiary of the Registrant.)

Salient Midstream & MLP Fund;
Salient MF Trust, consisting of five series;
Salient Alternative Strategies Fund;
Salient Alternative Strategies I Fund; and
Salient Alternative Strategies Master Fund.
(Each, a Delaware statutory trust.)

Item 29.  Number of Holders of Securities

As of December 31, 2012, the number of record holders of each class of securities of the Registrant was:

Title of Class	Number of Record Holders
Common Share, $0.01 par value per share	2

Item 30.  Indemnification

The Registrant is an organization of the type commonly known as a “Delaware statutory trust.” The Registrant’s Declaration of Trust provides that the Trustees and officers of the Registrant, in their capacity as such, will not be personally liable for errors of judgment or mistakes of fact or law; but nothing in the Declaration of Trust protects a Trustee against any liability to the Fund or its shareholders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office.

The Registrant’s Declaration of Trust authorizes the Registrant, to the maximum extent permitted by Delaware law and subject to the requirements of the Investment Company Act of 1940, as amended (the “1940 Act”), to obligate the Registrant to indemnify any present or former trustee or officer or any individual who, while serving as the Registrant’s trustee or officer and, at the Registrant’s request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, limited liability company, employee benefit plan or other enterprise as a trustee, officer, partner, director, manager or member, from and against any claim or liability to which that individual may become subject or which that individual may incur by reason of his or her service in any such capacity and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding.

The Registrant’s Bylaws obligate the Registrant, to the maximum extent permitted by Delaware law and subject to the requirements of the 1940 Act, to indemnify any present or former trustee or officer or any individual who, while serving as the Registrant’s trustee or officer and, at the Registrant’s request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, limited liability company, employee benefit plan or other enterprise as a trustee, officer, partner, director, manager or member and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in any such capacity and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. The Registrant’s Declaration of Trust and Bylaws also permit the Registrant to indemnify and advance expenses to any individual who served any predecessor of the Registrant in any of the capacities described above and any employee or agent of the Registrant or a predecessor of the Registrant, if any.

In accordance with the 1940 Act, the Registrant will not indemnify any person for any liability to which such person would be subject by reason of such person's willful misconduct, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the “1933 Act”) may be permitted to Trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31.  Business and Other Connections of Investment Adviser

The information in the SAI under the caption "Management — Trustees and Officers" is hereby incorporated by reference.

Part B and Schedules A and D of Form ADV of the Adviser (SEC File No. 801-71482), incorporated herein by reference, sets forth the officers of the Adviser and information as to any business, profession, vocation or employment of a substantial nature engaged in by those officers during the past two years.

Item 32.  Location of Accounts and Records

The accounts, books or other documents required to be maintained by Section 31(a) of the 1940 Act, and the rules promulgated thereunder, are kept by the Registrant or its adviser, custodian, transfer agent, administrator and fund accountant.

Item 33.  Management Services

Not applicable.

Item 34.  Undertakings

1.           The Registrant undertakes to suspend the offering of its common shares until it amends the prospectus filed herewith if (1) subsequent to the effective date of its registration statement, the net asset value declines more than 10 percent from its net asset value as of the effective date of the registration statement, or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

2.           Not Applicable.

3.           Not Applicable.

4.           The securities being registered will be offered on a delayed or continuous basis in reliance on Rule 415 under the 1933 Act.  Accordingly, the Registrant undertakes:

(a) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(1)	to include any prospectus required by Section 10(a)(3) of the 1933 Act;

(2)
to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3)
to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b) that, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

(c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d) that, for the purpose of determining liability under the 1933 Act to any purchaser, if the Registrant is subject to Rule 430C: each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act as part of this registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act, shall be deemed to be part of and included in this registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in this registration statement or prospectus that is part of this registration statement or made in a document incorporated or deemed incorporated by reference into this registration or prospectus that is part of this registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in this registration statement or prospectus that was part of this registration statement or made in any such document immediately prior to such date of first use.

(e) that for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act;

(2) the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

5.           The Registrant undertakes that:

(a)           For the purpose of determining any liability under the 1933 Act, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(b)           For the purpose of determining any liability under the 1933 Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

6.           The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

7.      Upon each issuance of securities pursuant to this Registration Statement, the Registrant undertakes to file a form of prospectus and/or form of prospectus supplement pursuant to Rule 497 and a post-effective amendment to the extent required by the 1933 Act and the rules and regulations thereunder, including, but not limited to a post-effective amendment pursuant to Rule 462(c) or Rule 462(d) under the 1933 Act.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended (the "Securities Act"), and the Investment Company Act of 1940, as amended, the Registrant has duly caused this amended Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in this City of Houston, and State of Texas, on the 21st day of March, 2013.

Salient MLP & Energy Infrastructure Fund * John A. Blaisdell, Trustee and Chairman

Pursuant to the requirements of the Securities Act, this amended Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date

* John A. Blaisdell	Trustee, Chairman	March 21, 2013
* Karin B. Bonding	Trustee	March 21, 2013
* Jonathan P. Carroll	Trustee	March 21, 2013
* Dr. Bernard A. Harris, Jr.	Trustee	March 21, 2013
* Richard C. Johnson	Trustee	March 21, 2013
* Andrew B. Linbeck	Trustee	March 21, 2013
* G. Edward Powell	Trustee	March 21, 2013
* Scott E. Schwinger	Trustee	March 21, 2013
* A. Haag Sherman	Trustee	March 21, 2013
/s/ Gregory A. Reid Gregory A. Reid	Trustee, Chief Executive Officer	March 21, 2013
/s/ John E. Price John E. Price	Principal Financial Officer	March 21, 2013

 *By:      /s/ John E. Price
           John E. Price
(as Attorney-in-Fact)

Index to Exhibits

(h)	Underwriting Agreement relating to Common Shares.

(l)	Opinion and Consent of K&L Gates LLP.